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FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $6,587,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

Financing an apartment development in Gainesville, FL

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.

We've invested roughly $6.6 million in the construction of the Mason Gainesville, a 235-unit apartment community in Gainesville, Florida, a growing city located between Orlando and Miami.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we referenced in our Q1 2022 update and more recent mid-quarter letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. For example, residential properties in the Sunbelt: In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population will no longer need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates. In addition, we've weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

Strategy

This investment follows a Fixed Income strategy

Business plan

Our loan will be used to finance the construction of this new community, which the borrower expects will take roughly eighteen months to complete. At that point, they expect to lease up the units and pay back our loan via a sale or by refinancing once the property is stabilized. (In the world of real estate investing, "stabilized" refers to a property that is almost completely leased up — typically an occupancy rate over 90%, therefore producing a stable flow of rental revenue.)

The goal of this investment is to produce an **attractive income stream** through financing the creation of new housing in a growing area. Our investment in Mason Gainesville is structured as preferred equity, which functions like debt, where we are entitled to an annual return equivalent to roughly 10% over the term of the investment.

Our $6.6 million investment represents our full commitment to the project, which will draw down over time as construction progresses.

Why we invested

- **Great location:** The property is about a five minute drive from the University of Florida, the fifth largest single-campus university in the country. With a student population of over 50,000, the university is the greater Gainesville area's largest employer and contributes more than $12 billion to the state's economy annually.

- **Experienced partner:** Waypoint Residential has invested over $2 billion across more than 20,000 rental housing units located in the South, Southeast, and Midwest markets. Prior to this acquisition, we have invested in over ten other similar projects with Waypoint Residential, including the Lotus at Starkey Ranch and Williamson at the Overlook, both of which we initially invested in to fund their construction and later acquired as stabilized communities.

- **Attractive margin of safety:** The sponsor has roughly $14.5 million of equity (about 28% of the total expected costs) junior to our position. They would have to lose their entire investment before our principal was threatened.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the

latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

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